July 11, 2008

Mail Stop 3561

Xianfu Zhu
Chief Executive Officer
Zhongpin Inc.
21 Changshe Road
Peoples Republic of China

RE: Zhongpin Inc.
File No. 001-33593
Form 8-K: Filed June 11, 2008

Dear Mr. Zhu:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                        Sincerely,

                        Patrick Kuhn
                        Staff Accountant